August 30, 2024

Andrew Gregory, Jr.
Executive Vice President and Chief Financial Officer
Synovus Financial Corp.
1111 Bay Avenue
Suite 500
Columbus, GA 31901

       Re: Synovus Financial Corp.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-10312
Dear Andrew Gregory Jr.:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance